UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 29)*
R. G. Barry Corporation

(Name of Issuer)
Common Shares, par value $1.00 per share

(Title of Class of Securities)
068798-10-7
(CUSIP Number)
Daniel D. Viren
R. G. Barry Corporation
13405 Yarmouth Road N.W.
Pickerington, Ohio 43147
(614) 864-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 12, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 29
TO
SCHEDULE 13D

CUSIP NO.	068798-10-7

1	NAME OF REPORTING PERSON: Gordon Zacks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		484,872

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		484,872

WITH:	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

484,872

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

AMENDMENT NO. 29
TO
SCHEDULE 13D
Item 1. Security and Issuer.
          This Amendment No. 29 to the Schedule 13D (the “Schedule 13D”) filed by Gordon Zacks (“Mr. Zacks”) on August 7, 1984, with the Securities and Exchange Commission (the “SEC”), as amended, relates to common shares, $1.00 par value (the “Common Shares”), of R. G. Barry Corporation, an Ohio corporation (the “Company”), the principal executive offices of which are located at 13405 Yarmouth Road N.W., Pickerington, Ohio 43147. This Amendment No. 29 amends certain information set forth in the Schedule 13D, as previously amended.
Item 2. Identity and Background.
(a)	Name of reporting person:

Gordon Zacks

(b)	Business address of reporting person:

13405 Yarmouth Road N.W. Pickerington, Ohio 43147

(c)	Present principal occupation or employment of reporting person and name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Zacks serves as non-executive Chairman of the Board of the Company. The Company designs, purchases, markets and distributes accessory footwear products. The principal business offices of the Company are located at 13405 Yarmouth Road N.W., Pickerington, Ohio 43147.

(d)	During the last five years, Mr. Zacks has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Zacks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Zacks is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
On May 17, 2007, Mr. Zacks was granted 3,333 restricted stock units, in his capacity as a non-employee director of the Company. These restricted stock units vested in full on May 17, 2008, the first anniversary of the date of the award, and were settled on a 1-for-1 basis in Common Shares of the Company. Mr. Zacks paid no consideration to the Company in connection with the grant or the settlement of such 3,333 restricted stock units.

On May 16, 2008, Mr. Zacks was granted 5,675 restricted stock units, in his capacity as a non-employee director of the Company. Each of these restricted stock units represents a contingent right to receive one Common Share of the Company and will vest in full on the first anniversary of the grant date. Mr. Zacks paid no consideration to the Company in connection with the grant of such 5,675 restricted stock units.
Item 4. Purpose of Transaction.
See Item 3 of this Amendment No. 29.
Item 5. Interest in Securities of the Issuer.
(a)	Amount beneficially owned by reporting person (Mr. Zacks): 484,872 (1)(2)

Percentage of class: 4.6% (3)

(b)	Number of Common Shares as to which reporting person (Mr. Zacks) has:
(i)	Sole power to vote or to direct the vote:

484,872 (1)(2)

(ii)	Shared power to vote or direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

484,872 (1)(2)

(iv)	Shared power to dispose or to direct the disposition of:

None

(1)	Includes 28,750 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable within 60 days of the date of this Amendment No. 29. Excludes 14,905 Common Shares held of record and owned beneficially by Mr. Zacks’ spouse as to which Mr. Zacks has no voting or investment power and disclaims beneficial ownership. Also excludes 5,675 Common Shares which may be received by Mr. Zacks upon settlement of an equivalent number of restricted stock units granted by the Company on May 16, 2008 to Mr. Zacks in his capacity as a non-employee director of the Company and which will vest in full on the first anniversary of the grant date, as described in Item 3 of this Amendment No. 29.

(2)	Under an agreement dated as of September 27, 1989, as amended, the Company is obligated, for up to two years after Mr. Zacks’ death, to purchase from Mr. Zacks’ estate, if the estate elects to sell, up to $4 million of the Common Shares held by Mr. Zacks at the time of his death. The Common Shares would be purchased at their fair market value at the time the estate exercises its put right. To fund its potential obligation to purchase the Common Shares, the Company purchased a $5,000,000 insurance policy on the life of Mr. Zacks. In addition, for a period of 24 months following Mr. Zacks’ death, the Company would have a right of first refusal to purchase any Common Shares owned by Mr. Zacks at his death if his estate elects to sell the Common Shares. The Company would have the right to purchase the Common Shares on the same terms and conditions as the estate proposes to sell the Common Shares to a third party.

(3)	Based upon the sum of (a) 10,549,439 Common Shares outstanding as of the date of this Amendment No. 29 and (b) 28,750 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable within 60 days of the date of this Amendment No. 29.
(c)	Transactions by reporting person:

Other than the transactions reported in the following table, Mr. Zacks has not effected any transactions in the Common Shares of the Company since the date of the filing of Amendment No. 28 to the Schedule 13D (March 19, 2008). Further, the number of Common Shares subject to stock options held by Mr. Zacks which are currently exercisable or will first become exercisable within 60 days of the date of this Amendment No. 29 has decreased from 97,056 to 28,750 as a result of option expirations and terminations on May 12, 2008.

Number of
Common Shares	Date	Consideration	Type of Transaction
2,855	5/13/08	$8.15	Open Market Sale by Mr. Zacks

100	5/14/08	$8.15	Open Market Sale by Mr. Zacks

200	5/15/08	$8.18	Open Market Sale by Mr. Zacks

200	5/15/08	$8.16	Open Market Sale by Mr. Zacks

5,000	5/15/08	$8.15	Open Market Sale by Mr. Zacks

Number of
Common Shares	Date	Consideration	Type of Transaction
5,675	5/16/08	N/A
Receipt of grant of 5,675 restricted stock units, each of which represents a contingent right to receive one Common Share of the Company and will vest in full on the first anniversary of the grant date. See Item 3 of this Amendment No. 29.

3,333	5/17/08	N/A
Settlement of 3,333 restricted stock units granted to Mr. Zacks on May 17, 2007. These restricted stock units vested in full on May 17, 2008 and were settled on a 1-for-1 basis for Common Shares of the Company. See Item 3 of this Amendment No. 29.

2,000	5/20/08	$7.80	Open Market Sale by Mr. Zacks

3,900	5/21/08	$7.80	Open Market Sale by Mr. Zacks

200	5/21/08	$7.75	Open Market Sale by Mr. Zacks

100	5/22/08	$7.80	Open Market Sale by Mr. Zacks

1,300	5/23/08	$7.75	Open Market Sale by Mr. Zacks

1,400	5/23/08	$7.76	Open Market Sale by Mr. Zacks

600	5/23/08	$7.79	Open Market Sale by Mr. Zacks

(d)	Not Applicable.

(e)	On May 12, 2008, Mr. Zacks ceased to be the beneficial owner of more than 5% of the Common Shares of the Company.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 5(b) of this Amendment No. 29.
Item 7. Material to Be Filed as Exhibits

Exhibit 1(a)	-	Agreement, dated as of September 27, 1989, between R.G. Barry Corporation and Gordon Zacks (incorporated herein by reference from Exhibit 28.1 to the Current Report on Form 8-K, dated October 11, 1989 and filed October 12, 1989, of R.G. Barry Corporation (File No. 0-12667))

Exhibit 1(b)	-	Amendment No. 1, dated as of October 12, 1994, to Agreement, dated as of September 27, 1989, between R.G. Barry Corporation and Gordon Zacks (incorporated herein by reference from Exhibit 5 to Amendment No. 14 to Schedule 13D, dated January 27, 1995, filed by Gordon Zacks on February 13, 1995)

Exhibit 2	-	Confidential Separation Agreement, dated March 10, 2004, between R. G. Barry Corporation and Gordon Zacks (incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K, dated and filed March 11, 2004, of R.G. Barry Corporation (File No. 001-08769)).
[Remainder of page intentionally left blank;
signature on following page.]

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2008	/s/ Gordon Zacks
Gordon Zacks